KIRKPATRICK & LOCKHART LLP

                1800 MASSACHUSETTS AVENUE, N.W.
                           2ND FLOOR
                  WASHINGTON, D.C.  20036-1800
                    TELEPHONE (202) 778-9000
                    FACSIMILE (202) 778-9100

ROBERT J. ZUTZ
(202) 778-9059


                       February 21, 1997


LKCM Fund
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Fort Worth, Texas  76102

     Re: Rule 24f-2 Notice

Ladies and Gentlemen:

      LKCM Fund ("Trust") is a business trust organized under the laws of the State of Delaware and governed by an Agreement and Declaration of Trust dated February 10, 1994 (the "Trust Instrument"). We understand that the Trust is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended ("1940 Act"), for the purpose of making definite the number of shares of beneficial interest ("Shares") which it has registered under the Securities Act of 1933, as amended ("1933 Act"), and sold during its fiscal year ended December 31, 1996.

      We have, as counsel, participated in various matters relating to the Trust. We have examined copies of the Trust Instrument and the Trust's By-Laws, as now in effect, and the minutes of certain meetings of the trustees of the Trust, and we
generally  are  familiar with its business affairs.   As  to  the
genuineness and completeness of the aforementioned documents and as to certain matters of fact, we have relied upon repre-sentations of officers of the Trust. Based on the foregoing, it is our opinion that the Shares sold during the fiscal year ended December 31, 1996, the registration of which will be made definite by the filing of a Rule 24f-2 Notice, were legally issued, fully paid and non-assessable.

      The Trust is a business trust established pursuant to the Delaware Business Trust Act ("Delaware Act"). The Delaware Act provides that a shareholder of the Trust is entitled to the same limitation of personal liability extended to shareholders of for-profit corporations. To the extent that the Trust or any of its shareholders becomes subject to the jurisdiction of courts in states which do not have statutory or other authority limiting the liability of business trust shareholders, such courts might not apply the Delaware Act and, thus, might subject Trust shareholders to liability. To guard against this risk, the Trust Instrument states that creditors of, contractors with and claimants against the Trust shall look only to the assets of the Trust for payment. The Trust Instrument also requires that notice of such disclaimer be given in each contract or instrument made or issued by the officers or the Trustees of the Trust on behalf of the Trust. The Trust Instrument further provides: (1) for the Trust to indemnify and hold each shareholder harmless from Trust assets for all loss and expense of any shareholder held personally liable for the obligations of the Trust by virtue of ownership of Shares of the Trust; and (2) for the Trust to assume the defense of any claim against the shareholder for any act or obligation of the Trust. Thus, the risk of a Trust shareholder incurring financial loss beyond the shareholder's investment because of shareholder liability is limited to circumstances in which a court refuses to apply Delaware law, no contractual limitation of liability was in effect, and the Trust itself would be unable to meet its obligations.

      We express no opinion as to compliance with the 1933 Act, the 1940 Act, or applicable state securities laws in connection with the sales of Shares.

      We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission. We also consent to the reference to our firm in the prospectus filed as part of the Trust's registration statement.

                              Very truly yours,

                              KIRKPATRICK & LOCKHART



                              By /s/ Robert J. Zutz